787 Seventh Avenue New York, NY 10019-6099

Tel: 212 728 8000 Fax: 212 728 8111

November 10, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
Registration Statement on Form N-14
Securities Act File No. 333-199275

Dear Ms. Cole:

This letter responds to the comment received telephonically from the accounting staff of the Division of Investment Management with respect to the initial Registration Statement of the Company, filed October 10, 2014, on Form N-14 on behalf of iShares MSCI Russia Capped ETF (the “Fund”), a series of the Company.

For your convenience, the comment is summarized below and is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s Registration Statement unless otherwise defined in this letter.

Comment: Please clarify in footnote 1 to the Fee Table that the fee arrangement for the Combined Fund will be the same as is currently described for the Target Fund.

Response: The requested change has been made to the Registration Statement.

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer, Esq.
Marisa Rolland, Esq.
Katherine Drury